UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

Atlantica Reports Second Quarter 2021 Financial Results

•	Revenue for the first half of 2021 increased by 31.2% year-over-year up to $611.2 million, and an increase of 13.5% year-over-year on a comparable basis[1].

•	Adjusted EBITDA including unconsolidated affiliates was $404.2 million in the first half of 2021, a 6.3% year-over-year increase.

•	Net loss for the first half of 2021 attributable to the Company was $6.8 million, compared with a net loss of $28.2 million in the first half of 2020.

•	Cash available for distribution (“CAFD”) increased by 12.9% year-over-year up to $109.9 million in the first half of 2021.

•	$400 million in Green Senior Notes successfully closed in May, extending part of our corporate debt maturity from 2025 to 2028.

•	Closed the previously announced investments in Coso, a 135 MW contracted renewable energy plant in California, and a 49% interest in a 596 MW portfolio of wind assets in the US.

•	Quarterly dividend of $0.43 per share approved by the Board of Directors.

August 3, 2021 – Atlantica Sustainable Infrastructure plc (NASDAQ: AY) (“Atlantica” or the “Company”) today reported its financial results for the first half of 2021. Revenue for the first half of 2021 was $611.2 million, a 31.2% increase compared with the first half of 2020. On a comparable basis1, the increase in revenue was 13.5%. Adjusted EBITDA including unconsolidated affiliates increased by 6.3% up to $404.2 million. Growth in revenue and Adjusted EBITDA resulted mainly from the recent investments in new assets, higher production in our renewable energy business and foreign exchange differences. Cash Available for Distribution was $109.9 million, a 12.9% increase compared with $97.3 million in the first half of 2020.

[1]
Revenue for the first half of 2021 on a constant currency basis and adjusted for the consolidation of a non-recurrent Rioglass solar project was $528.5 million, a 13.5% increase compared to the first half of 2020.

Highlights

(in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Revenue	$375,985	$255,344	$611,175	$465,747
Profit for the period attributable to the Company	12,343	12,340	(6,829)	(28,171)
Adjusted EBITDA incl. unconsolidated affiliates	234,165	214,107	404,234	380,069
Net cash provided by operating activities	99,609	62,722	246,317	148,407
CAFD	58,657	49,717	109,894	97,275

Key Performance Indicators

	Six-month period ended June 30,
	2021	2020
Renewable energy
MW in operation[2]	2,018	1,551
GWh produced[3]	1,984	1,482
Efficient natural gas & heat
MW in operation[4]	398	343
GWh produced[5]	1,043	1,268
Availability (%)[6]	99.4%	101.7%
Transmission lines
Miles in operation	1,166	1,166
Availability (%)[5]	99.9%	99.9%
Water
Mft[3] in operation[2]	17.5	17.5
Availability (%)[5]	99.7%	102.0%

[2]
Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for the US Wind Portfolio for which we have included our 49% interest.

[3]	Includes 49% of the US Wind Portfolio production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
[4]	Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating.
[5]	GWh produced includes 30% share of the production from Monterrey.
[6]	Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.

Segment Results

(in thousands of U.S. dollars)	Six-month period ended June 30,
	2021	2020
Revenue by geography
North America	$178,801	$157,932
South America	78,351	75,029
EMEA	354,023	232,786
Total Revenue	$611,175	$465,747

Adjusted EBITDA incl. unconsolidated affiliates by geography
North America	$134,861	$142,615
South America	60,222	59,802
EMEA	209,151	177,652
Total Adjusted EBITDA incl. unconsolidated affiliates	$404,234	$380,069

(in thousands of U.S. dollars)	Six-month period ended June 30,
	2021	2020
Revenue by business sector
Renewable energy	$471,624	$344,674
Efficient natural gas & heat	58,506	52,032
Transmission lines	53,589	53,395
Water	27,456	15,646
Total Revenue	$611,175	$465,747

Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$295,030	$275,085
Efficient natural gas & heat	47,221	47,765
Transmission lines	42,522	44,345
Water	19,461	12,874
Total Adjusted EBITDA incl. unconsolidated affiliates	$404,234	$380,069

Production in the renewable energy portfolio increased by 33.7% for the first half of 2021 compared with the first half of 2020 mainly thanks to the contribution of recent investments, as well as better solar radiation in North America and in Spain.

In our efficient natural gas and heat and transmission lines segments, where revenue is based on availability, we maintained very high availability levels. In water, the decrease in availability was largely due to the installation of some new safety-related equipment at one of our plants during the first quarter of 2021.

Liquidity and Debt

As of June 30, 2021, cash at Atlantica’s corporate level was $83.2 million, compared with $335.2 million as of December 31, 2020. Additionally, as of June 30, 2021, the Company had $440.0 million available under its Revolving Credit Facility and therefore total corporate liquidity of $523.2 million, compared with $750.2 million as of December 31, 2020.

As of June 30, 2021, net project debt7 was $4.77 billion, compared with $4.70 billion as of December 31, 2020, while net corporate debt8 was $941.8 million, compared with $658.5 million as of December 31, 2020. The net corporate debt / CAFD pre-corporate debt service ratio9 was 3.4x as of June 30, 2021. As of June 30, 2021, our average corporate debt maturity stands at approximately 6 years.

Green Senior Notes

On May 18, 2021, Atlantica successfully issued $400 million in Green Senior Notes with a 4.125% annual interest rate and 2028 maturity. Proceeds were used to fully prepay the NIFA 2019 due in 2025, extending part of Atlantica’s corporate debt maturities and to finance accretive growth opportunities. The Green Senior Notes were issued in compliance with the Green Bond Principles 2018, making it the fourth green financing issued by Atlantica to date.

[7]	Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.
[8]	Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.
[9]
Net corporate leverage is calculated as corporate net debt divided by midpoint 2021 CAFD guidance before corporate debt service. CAFD pre-corporate debt service is calculated as CAFD plus corporate debt interest paid by Atlantica.

Dividend

On July 30, 2021, the Board of Directors of Atlantica approved a dividend of $0.43 per share. This dividend is expected to be paid on September 15, 2021 to shareholders of record as of August 31, 2021.

Growth

During the second quarter, Atlantica continued executing on its accretive growth strategy and closed several previously announced investments:

•
Wind Portfolio: On June 16, 2021, Atlantica closed the acquisition of a 49% interest in a 596 MW portfolio of four wind assets in the US for a total equity investment of $198.3 million. The assets have PPAs with investment grade off-takers.

•
Calgary District Heating: On May 14, 2021, Atlantica closed the acquisition of Calgary District Heating for a total equity investment of $22.5 million. The asset has availability-based revenue with inflation indexation and a 20-year weighted average remaining contract life.

•
Coso: On April 7, 2021, Atlantica closed the acquisition of a 135 MW renewable asset in California. Coso has PPAs signed with three investment grade off-takers with a 19-year average remaining contract life. The total investment was $170 million, including $130 million in equity value and $40 million paid on July 15, 2021 to reduce project debt.

Details of the Results Presentation Conference

Atlantica’s CEO, Santiago Seage, and CFO, Francisco Martinez-Davis, will hold a conference call and a webcast on Tuesday, August 3, 2021, at 8:30 am (New York time).

In order to access the conference call participants should dial: + 1-631-510-7495 (US), +44 (0) 844-571-8892 (UK) or +1-866-992-6802 (Canada), followed by the confirmation code 4128854. Atlantica advises participants to access the conference call at least 20 minutes in advance.

The senior management team will also hold virtual meetings with investors during the month of August at the Goldman Sachs Power, Utilities, MLPs and Pipelines Conference, the Seaport 10th Annual Summer Investor Conference and the Wolfe Research Inaugural ESG Conference.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our Annual Report for the fiscal year ended December 31, 2020, filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: expected value; equity investment and project growth strategy; accretive investment opportunities; accretive growth opportunities; accretive growth strategies; strategic business alternatives to ensure optimal company value; estimated returns and cash available for distribution (“CAFD”) estimates, including CAFD per share growth strategy and targets, CAFD estimates per currency, geography and sector; net corporate leverage based on CAFD estimates; debt refinancing; the quality of our long-term contracts;  project debt; the use of non-GAAP measures as a useful predicting tool for investors; dividends; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2020 filed on Form 20-F.

The CAFD and other guidance incorporated into this press release are estimates as of March 1, 2021. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published its 2020 Financial Results. Atlantica disclaims any current intention to update such guidance, except as required by law.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures, including Adjusted EBITDA including unconsolidated affiliates, Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and CAFD. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this press release for a reconciliation of the non-GAAP financial measures included in this press release to the most directly comparable financial measures prepared in accordance with IFRS. Also, please refer to the following paragraphs in this section for an explanation of the reasons why management believes the use of non-GAAP financial measures (including CAFD and Adjusted EBITDA including unconsolidated affiliates) in this press release provides useful information to investors.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

•	they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and CAFD do not reflect any cash requirements that would be required for such replacements;

•	some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and

•	the fact that other companies in our industry may calculate Adjusted EBITDA and CAFD differently than we do, which limits their usefulness as comparative measures.

We define Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest, profit/(loss) from discontinued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges. CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including third party debt service and general and administrative expenses.

Our management believes Adjusted EBITDA including unconsolidated affiliates and CAFD are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

Our management believes CAFD is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA and CAFD are widely used by other companies in the same industry.

Our management uses Adjusted EBITDA and CAFD as measures of operating performance to assist in comparing performance from period to period on a consistent basis. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA including unconsolidated affiliates by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2021	2020	2021	2020
Revenue	$375,985	$255,344	$611,175	$465,747
Other operating income	19,037	27,698	40,270	57,236
Employee benefit expenses	(24,630)	(12,616)	(39,012)	(24,333)
Depreciation, amortization, and impairment charges	(105,335)	(84,454)	(188,876)	(194,073)
Other operating expenses	(140,522)	(60,277)	(215,792)	(126,092)
Operating profit	$124,535	$125,695	$207,765	$178,485
Financial income	120	4,466	1,232	5,673
Financial expense	(104,378)	(114,105)	(189,524)	(210,113)
Net exchange differences	2,372	445	2,184	(1,176)
Other financial income/(expense), net	10,326	6,931	13,301	2,819
Financial expense, net	$(91,560)	$(102,263)	$(172,807)	$(202,797)
Share of profit/(loss) of associates carried under the equity method	1,696	2,259	2,656	1,591
Profit/(loss) before income tax	$34,671	$25,691	$37,614	$(22,721)
Income tax	(18,641)	(13,618)	(33,128)	(3,471)
Profit/(loss) for the period (continued operations)	$16,030	$12,073	$4,486	$(26,192)
Profit/(loss) for the period (discontinued operations)	(480)	-	-	-
Loss/(profit) attributable to non-controlling interests	(3,207)	267	(11,315)	(1,979)
Profit/(loss) for the period attributable to the Company	$12,343	$12,340	$(6,829)	$(28,171)
Weighted average number of ordinary shares outstanding (thousands)	110,800	101,602	110,594	101,602
Weighted average number of ordinary shares diluted (thousands)	114,147	101,602	113,941	101,602
Basic earnings per share (U.S. dollar per share)	$0.11	$0.12	$(0.06)	$(0.28)
Diluted earnings per share (U.S. dollar per share)	$0.11	$0.12	$(0.06)	$(0.28)

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of June 30, 2021	As of December 31, 2020
Non-current assets
Contracted concessional assets	$8,374,213	$8,155,418
Investments carried under the equity method	288,701	116,614
Financial investments	88,404	89,754
Deferred tax assets	159,231	152,290
Total non-current assets	$8,910,549	$8,514,076
Current assets
Inventories	$54,826	$23,958
Trade and other receivables	312,194	331,735
Financial investments	197,548	200,084
Cash and cash equivalents	686,289	868,501
Total current assets	$1,250,857	$1,424,278
Total assets	$10,161,406	$9,938,354
Equity and liabilities
Share capital	$11,083	$10,667
Share premium	1,011,743	1,011,743
Capital reserves	917,972	881,745
Other reserves	140,403	96,641
Accumulated currency translation differences	(111,939)	(99,925)
Accumulated deficit	(379,386)	(373,489)
Non-controlling interest	217,333	213,499
Total equity	$1,807,209	$1,740,881
Non-current liabilities
Long-term corporate debt	$1,006,421	$970,077
Long-term project debt	4,678,849	4,925,268
Grants and other liabilities	1,221,702	1,229,767
Derivative liabilities	266,459	328,184
Deferred tax liabilities	279,639	260,923
Total non-current liabilities	$7,453,070	$7,714,219
Current liabilities
Short-term corporate debt	$18,640	$23,648
Short-term project debt	695,341	312,346
Trade payables and other current liabilities	133,455	92,557
Income and other tax payables	53,691	54,703
Total current liabilities	$901,127	$483,254
Total equity and liabilities	$10,161,406	$9,938,354

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2021	2020	2021	2020
Profit/(loss) for the period	$15,550	$12,073	$4,486	$(26,192)
Financial expense and non-monetary adjustments	213,674	194,838	385,146	389,557
Profit for the period adjusted by financial expense and non-monetary adjustments	$229,224	$206,911	$389,632	$363,365
Variations in working capital	3,451	(24,672)	20,414	(84,005)
Net interest and income tax paid	(133,066)	(119,517)	(163,729)	(130,953)
Net cash provided by operating activities	$99,609	$62,722	$246,317	$148,407
Investment in contracted concessional assets	(10,252)	5,675	(16,593)	5,675
Other non-current assets/liabilities	(2,476)	(2,311)	(555)	(8,249)
Acquisitions of subsidiaries and entities under the equity method	(312,359)	8,943	(323,103)	8,943
Dividends received from entities under the equity method	4,431	5,262	13,230	10,382
Net cash provided by/(used in) investing activities	$(320,656)	$17,569	$(327,021)	$16,751

Net cash provided by/(used in) financing activities	$(155,847)	$12,106	$(96,703)	$71,937

Net increase/(decrease) in cash and cash equivalents	$(376,894)	$92,397	$(177,407)	$237,095
Cash and cash equivalents at beginning of the period	1,058,843	690,172	868,501	562,795
Translation differences in cash or cash equivalent	4,340	6,200	(4,805)	(11,121)
Cash and cash equivalents at end of the period	$686,289	$788,769	$686,289	$788,769

Reconciliation of Adjusted EBITDA including unconsolidated affiliates to Profit for the period attributable to the company

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2021	2020	2021	2020
Profit/(loss) for the period attributable to the Company	$12,343	$12,340	$(6,829)	$(28,171)
Profit/(loss) attributable to non-controlling interest	3,207	(267)	11,315	1,979
Loss/(profit) from discontinued operations	480	-	-	-
Income tax	18,641	13,618	33,128	3,471
Share of loss/(profit) of associates carried under the equity method	(1,696)	(2,259)	(2,656)	(1,591)
Financial expense, net	91,560	102,263	172,807	202,797
Operating profit	$124,535	$125,695	$207,765	$178,485
Depreciation, amortization, and impairment charges	105,335	84,454	188,876	194,073
Adjusted EBITDA	$229,870	$210,148	$396,642	$372,557
Atlantica’s pro-rata share of EBITDA from Unconsolidated Affiliates	4,295	3,959	7,592	7,512
Adjusted EBITDA including unconsolidated affiliates	$234,165	$214,107	$404,234	$380,069

Reconciliation of Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2021	2020	2021	2020
Net cash provided by operating activities	$99,609	$62,722	$246,317	$148,407
Net interest and income tax paid	133,066	119,517	163,729	130,953
Variations in working capital	(3,451)	24,672	(20,414)	84,005
Other non-cash adjustments and other	646	3,237	7,010	9,192
Adjusted EBITDA	$229,870	$210,148	$396,642	$372,557
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	4,295	3,959	7,592	7,512
Adjusted EBITDA including unconsolidated affiliates	$234,165	$214,107	$404,234	$380,069

Reconciliation of Cash Available For Distribution to Profit for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2021	2020	2021	2020
Profit/(loss) for the period attributable to the Company	$12,343	$12,340	$(6,829)	$(28,171)
Profit/(loss) attributable to non-controlling interest	3,207	(267)	11,315	1,979
Loss/(profit) from discontinued operations	480	-	-	-
Income tax	18,641	13,618	33,128	3,471
Share of loss/(profit) of associates carried under the equity method	(1,696)	(2,259)	(2,656)	(1,591)
Financial expense, net	91,560	102,263	172,807	202,797
Operating profit	$124,535	$125,695	$207,765	$178,485
Depreciation, amortization, and impairment charges	105,335	84,454	188,876	194,073
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	4,295	3,959	7,592	7,512
Adjusted EBITDA including unconsolidated affiliates	$234,165	$214,107	$404,234	$380,069
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(4,295)	(3,959)	(7,592)	(7,512)
Dividends from equity method investments	4,431	5,262	13,230	10,382
Non-monetary items	(3,018)	(3,683)	(9,195)	(8,017)
Interest and income tax paid	(133,066)	(119,517)	(163,729)	(130,953)
Principal amortization of indebtedness	(97,278)	(75,301)	(119,971)	(90,199)
Deposits into/ withdrawals from restricted accounts	26,383	17,605	(194)	50,526
Change in non-restricted cash at project level	39,833	31,257	(23,432)	(19,210)
Dividends paid to non-controlling interests	(7,395)	(9,246)	(11,610)	(14,161)
Changes in other assets and liabilities	(1,103)	(6,808)	28,153	(73,650)
Cash Available For Distribution	$58,657	$49,717	$109,894	$97,275

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, storage, efficient natural gas, transmission lines and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Chief Financial Officer Francisco Martinez-Davis E ir@atlantica.com	Investor Relations & Communication Leire Perez E ir@atlantica.com T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: August 3, 2021	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer